SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 333-106271

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

Education Management Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Education Management Corporation

210 Sixth Avenue, Pittsburgh, Pennsylvania, 15222

Registrant’s telephone number, including area code: (412) 562-0900

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION

Education Management Corporation Retirement Plan

As of December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Education Management Corporation Retirement Plan

Financial Statements

and Supplementary Information

As of December 31, 2003 and 2002 and for the year ended December 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Plan Administrative Committee

Education Management Corporation Retirement Plan

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Education Management Corporation Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

June 18, 2004

Education Management Corporation Retirement Plan

Statements of Net Assets Available for Benefits

	At December 31
	2003	2002
Assets
Investments, at fair value:
Common stocks	$209,189,104	$148,790,762
Mutual funds	103,036,053	60,689,721
Participant loans	1,201,654	983,108

	313,426,811	210,463,591

Receivables:
Employer contribution	313,545	248,074
Employee contribution	383,563	334,716
Other	18,919	—

	716,027	582,790

Net assets available for benefits	$314,142,838	$211,046,381

See accompanying notes.

Education Management Corporation Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For the year ended December 31 2003
Additions to net assets attributed to
Investment income:
Net appreciation in fair value of investments	$107,379,927
Interest and dividends	1,814,622

109,194,549

Contributions:
Participant	10,364,955
Participant—rollover	1,940,119
Employer	3,324,699

Total contributions	15,629,773

Total additions	124,824,322

Deductions from net assets attributed to
Benefits paid to participants	21,716,835
Fees and commissions	11,030

Total deductions	21,727,865

Net change in plan assets	103,096,457

Net assets available for benefits:
Beginning of year	211,046,381

End of year	$314,142,838

See accompanying notes.

Education Management Corporation Retirement Plan

Notes to Financial Statements

At December 31, 2003 and 2002

1. Description of Plan

The following description of the Education Management Corporation (the Company or EDMC) Retirement Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit-sharing plan, which was adopted on October 2, 1978 by the Board of Directors of Education Management Corporation to be effective January 1, 1979.

During 1999, the Education Management Corporation Employee Stock Ownership Plan (ESOP), which was also maintained by the Company, was merged into the plan, with the Plan surviving the merger.

The Plan covers all eligible employees of the Company and participating employers (except those companies as detailed in the plan document for the ESOP feature).

An employee who is classified as a salaried, clerical, or hourly employee and has worked for 30 days for the Company, may participate in the salary deferral contributions on the first day of the month following the date they meet the eligibility requirements.

In order to participate in the other features of the plan (matching, discretionary, and ESOP contributions), an employee must have completed one year of service or 900 hours of credited service in a calendar year. There is no minimum age requirement. All active full-time employees are credited with forty-five hours of service each week. Part-time, nonfaculty employees are credited with one hour of service for each hour worked; part-time faculty employees are credited with 1.88 hours of service for each assigned hour of work. An employee becomes a participant in the Plan for these features on January 1 or July 1 after being credited with 900 hours of service in a calendar year. Participants who fall under the 900-hour level in subsequent years can still participate in the salary deferral and matching contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Fidelity Management Trust Company is the Plan’s trustee.

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions

Employer and employee contributions to the Plan are discretionary. The Plan provides for employee salary reduction contributions up to the allowable IRS limitation as specified in the Internal Revenue Code. Effective January 1, 1998, the Company contributes $1.00 for every dollar of a participant’s salary deferral up to 3% plus $0.50 for every dollar of a participant’s salary deferral from 4% through 6%. In order to be eligible for the Company’s discretionary contribution, a participant must be employed on the last day of the Plan year and be credited with at least 900 hours of service.

Under the ESOP feature of the Plan, the Company is under no further obligation to make ESOP contributions to the Plan, but may do so at its discretion.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds as investment options for participants. Effective August 1, 2003, participants were given the option to invest in EDMC common stock. Participants who had an account in the ESOP plan, before it was merged into the Plan, also have an EDMC stock account.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, if any, and (b) plan earnings and charged with an allocation of administration expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant’s vesting is determined by the number of years of service for which the participant has been credited with 900 hours of service. Participants of the Plan are entitled to full vesting of their Company contribution accounts if they meet any one of the following criteria: (1) performed three years of services with 900 credited hours; (2) reached the normal retirement age of 65; or (3) death or permanent disability. Prior to April 1, 2000, participants were vested in their Company contributions as follows: 20% after three years of service with 900 credited hours, increased by

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

20% for each year of service with 900 credited hours thereafter. The Plan switched to a five-year cliff-vesting schedule on April 1, 2000 and then switched to the current three-year cliff-vesting schedule on January 1, 2002. The change in the vesting schedule did not reduce any participant’s vesting percentage as all prior plan participants vest in their account balance according to whichever schedule is more beneficial. Participants are fully vested in their voluntary employee contribution accounts and salary reduction contribution accounts at all times.

Diversification of ESOP Accounts

Effective August 1, 2003, participants may choose to have EDMC stock in ESOP accounts liquidated and the proceeds invested in other investment options offered by the Plan. Participants’ right to diversify their ESOP accounts will be phased in over a four calendar year period as follows:

•	For 2003 (August 1 through December 31), participants may diversify up to 25% of the number of shares in an ESOP account as of December 31, 2002.

•	For 2004, participants may diversify up to 50% of the number of shares in an ESOP account as of December 31, 2002 less the number of shares, if any, diversified in the first year.

•	For 2005, participants may diversify up to 75% of the number of shares in an ESOP account as of December 31, 2002, less the number of shares, if any, diversified previously.

•	Starting on January 1, 2006, participants may diversify all of the shares of EDMC stock remaining in their ESOP accounts.

The number of shares held in the ESOP was 9.2% and 11.1% of the total number shares outstanding of EDMC common stock at December 31, 2003 and 2002, respectively.

Participant Loans

Participants may borrow from certain of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. All loan transactions are made in accordance with the provisions in the Plan document. Principal and interest is paid through a participant’s payroll deductions.

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

On termination of service, participants will have the distribution of their vested account (other than their EDMC stock account) balance paid out in cash in a lump sum. All participants who have an EDMC stock account will be paid in stock shares as the form of distribution. Partial shares of stock will be paid in cash. As of August 1, 2003, the Plan was amended to state that ESOP accounts would be distributed in cash unless the participant elects to receive the distribution in the form of stock shares.

Forfeited Accounts

Forfeitures of nonvested EDMC matching contributions, discretionary contributions, and Company stock accounts are applied to reduce current or future Company obligations to contribute under the plan. The amount used to reduce Company contributions for the year ended December 31, 2003 was $1,758,637. Forfeitures remaining were $298,962 at December 31, 2003.

2. Summary of Significant Accounting Policies

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are valued at the fair value as determined by quoted market prices. Participant loans receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Common Stock Fund, which invest in securities of a single issuer.

Expenses

The Plan’s expenses (other than fees and commissions which are associated with the mutual fund investments) are paid by the Company.

Stock-Split

The Company’s Board of Directors of Education Management Corporation declared a stock split in the form of a stock dividend, payable at a rate of one share of Common Stock for each share of Common Stock outstanding at the close of business on December 1, 2003. The shares issued for the stock split were distributed on December 22, 2003. Prior periods presented have been adjusted to reflect the stock split.

3. Investments

The Plan’s investments are held by a bank-administered trust fund. The following table presents the fair values of investments that represent 5% or more of the Plan’s assets at December 31, 2003 and 2002;

	2003	2002
Fidelity Management Trust Company Funds
Fidelity Magellan Fund	$23,212,006	$16,817,129
Education Management Corporation Common Stock $31.04 per share, 6,715,702 shares for 2003 and $18.80 per share, 7,914,402 shares for 2002	208,455,398	148,790,762

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

2003
Net change in fair value:
Investments at fair value as determined by quoted market price:
Common stock	$93,010,082
Mutual funds	14,369,845

$107,379,927

4. Related Party Transactions

The Plan investments consist of three types of transactions: (i) the ESOP feature of the Plan; (ii) the EDMC common stock fund invests in Company Common Stock and the remaining Plan invests in shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for the trustee’s fees are paid directly by the Company.

5. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 26, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986, as amended. Although the Plan has been amended since receiving the determination letter from the IRS, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

7. Subsequent Event

On May 13, 2004, the Board of Directors of EDMC authorized the merger of the retirement plans of American Education Centers, Inc. (AEC) and South University, Inc. (South) into the Plan effective September 1, 2004. Both AEC and South were purchased by EDMC in 2003.

Supplementary Information

Education Management Corporation Retirement Plan

EIN: 25-1119571            Plan Number: 001

Schedule H, Line 4i—Schedule of Assets (Held at the end of the Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
* Fidelity Management Trust Company	Ariel Fund, 96,576.459 shares	$—	$4,357,530
* Fidelity Management Trust Company	Fidelity Diversified International Fund, 267,512.815 shares	—	6,452,409
* Fidelity Management Trust Company	Fidelity Freedom Income Fund, 43,941.655 shares	—	487,313
* Fidelity Management Trust Company	Fidelity Freedom 2000 Fund, 90,205.890 shares	—	1,062,625
* Fidelity Management Trust Company	Fidelity Freedom 2010 Fund, 503,176.931 shares	—	6,551,364
* Fidelity Management Trust Company	Fidelity Freedom 2020 Fund, 522,421.871 shares	—	6,801,933
* Fidelity Management Trust Company	Fidelity Freedom 2030 Fund, 241,312.533 shares	—	3,124,997
* Fidelity Management Trust Company	Fidelity Freedom 2040 Fund, 98,895.346 shares	—	747,649
* Fidelity Management Trust Company	Fidelity Growth Company Fund, 294,013.018 shares	—	14,721,232
* Fidelity Management Trust Company	Fidelity Intermediate Bond Fund, 874,766.144 shares	—	9,325,007
* Fidelity Management Trust Company	Fidelity Magellan Fund, 237,487.270 shares	—	23,212,006
* Fidelity Management Trust Company	Fidelity Managed Income Portfolio Fund, 15,606,690.520 shares	—	15,606,691
* Fidelity Management Trust Company	Franklin Small Mid-Cap Growth Fund, 116,958.076 shares	—	3,534,473
* Fidelity Management Trust Company	Invesco Core Equity Fund, 160,966.305 shares	—	1,836,626
* Fidelity Management Trust Company	Spartan U.S. Equity Index Fund, 132,306.468 shares	—	5,214,198
* Education Management Corporation	Common stock	—	733,706
* Education Management Corporation	Common stocks unpledged, $31.04 per share, 6,715,702 shares	25,375,062	208,455,398
* Participant loans	Various maturity dates at 4.56%-13.00%	—	1,201,654

Total assets held for investment purposes		$25,375,062	$313,426,811

*	Indicates a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Education Management Corporation Retirement Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EDUCATION MANAGEMENT CORPORATION RETIREMENT PLAN

By: EDUCATION MANAGEMENT CORPORATION As Plan Sponsor of the foregoing Plan

By:	/s/ Robert T. McDowell Robert T. McDowell Executive Vice President and Chief Financial Officer

Dated: June 28, 2004

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm